FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 5, 2008

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: August 5, 2008	By:	/s/ Joseph Tung
		Name:	Joseph Tung
		Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Freddie Liu, Vice President Allen Kan, Manager ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND-QUARTER OF 2008

Taipei, Taiwan, R.O.C., August 5, 2008 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenues1 of NT$25,610 million for the second quarter of 2008 (2Q08), up 10% year-over-year and up 4% sequentially.  Net income for the quarter totaled NT$2,412 million, down from NT$2,575 million in 2Q07 and up from NT$2,337 million in 1Q08.  Diluted earnings per share for the quarter was NT$0.44 (or US$0.072 per ADS), compared to NT$0.48 for 2Q07 and NT$0.43 for 1Q08.

RESULTS OF OPERATIONS

2Q08 Results Highlights

●
Net revenue contribution from IC packaging operations (including module assembly), testing operations, and substrates sold to third parties was NT$20,033 million, NT$5,102 million and NT$475 million, respectively, and each represented approximately 78%, 20% and 2% respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$19,098 million, up 13% year-over-year and up 3% sequentially.

-	As a percentage of total net revenues, cost of revenues was 75% in 2Q08, up from 73% in 2Q07 and relatively unchanged compared to 1Q08.

-	Raw material cost totaled NT$7,695 million during the quarter, representing 30% of total net revenues, compared with NT$7,301 million and 30% of net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$3,972 million during the quarter, down 4% year-over-year and up 1% sequentially.

●
Total operating expenses during 2Q08 were NT$2,928 million, including NT$980 million in R&D and NT$1,948 million in SG&A.  Compared with operating expenses of NT$2,836 million in 1Q08, the sequential increase was primarily attributable to bonuses paid to

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results for any future period.

1

employees and compensation to directors and supervisors of one of our subsidiaries in 2Q08.  Total operating expenses as a percentage of net revenues for the current quarter were 11%, relatively unchanged compared with 2Q07 and 1Q08.

●	Operating profit for the quarter totaled NT$3,584 million, up from NT$3,352 million in the previous quarter. Operating margin was 14% in 2Q08 and remained unchanged compared with the previous quarter.

●	In terms of non-operating items:

-	Net interest expense was NT$268 million, down from NT$275 million a quarter ago.

-	Net exchange gain of NT$294 million was primarily attributable to exchange gains from the appreciation of the Renminbi against the U.S. dollar.

-	Gain on long-term investment of NT$28 million was primarily attributable to investment income of NT$32 million from USI and investment loss of NT$3 million from Hung Ching Construction.

-
Other non-operating expenses of NT$76 million were primarily related to loss from inventory provision adjustment and other miscellaneous expenses.  Together with other non-operating expenses, total non-operating expenses for the quarter were NT$22 million, compared to NT$292 million for 2Q07 and NT$69 million for 1Q08.

●
Income before tax was NT$3,562 million for 2Q08, compared with NT$3,283 million in the previous quarter.  We recorded an income tax expense of NT$779 million during the quarter, compared with an income tax expense of NT$411 million in 1Q08.  The sequential increase of the income tax expense was primarily due to the undistributed earnings tax of one of our subsidiaries in 2Q08.  Minority interest was NT$371 million for 2Q08, down from NT$535 million in the previous quarter, primarily due to the completion of the ASE Test privatization transaction at the end of May.

●	In 2Q08, net income was NT$2,412 million, compared to net income of NT$2,575 million for 2Q07 and NT$2,337 million for 1Q08.

●
Our total number of shares outstanding at the end of the quarter was 5,476,949,209, excluding treasury stock.  Our diluted EPS for 2Q08 was NT$0.44, or US$0.072 per ADS, based on 5,494,051,808 weighted average number of shares outstanding in 2Q08.

LIQUIDITY AND CAPITAL RESOURCES

●	As of June 30, 2008, our cash and other financial assets totaled NT$32,648 million, compared to NT$29,127 million on March 31, 2008.

●	Capital expenditures in 2Q08 totaled US$130 million, of which US$71 million was used for IC packaging, US$56 million was used for testing, and US$3 million was used for interconnect materials.

●
As of June 30, 2008, we had total bank debts of NT$64,687 million, compared to NT$38,794 million as of March 31, 2008.  The increase in our bank debt was mainly attributable to the financing of the ASE Test privatization.  Total bank debts consisted of NT$12,456 million of revolving working capital loans, NT$6,162 million of the current portion of long-term debts, NT$1,375 million of current portion of bonds payable, NT$40,663 million of long-term debts and NT$4,031 million of long-term bonds payable.  Total unused credit lines were NT$69,692 million.

●	Current ratio as of June 30, 2008 was 1.24, compared to 1.57 as of March 31, 2008. Net debt to equity ratio was 0.57 as of June 30, 2008.

●	Total number of employees was approximately 30,363 as of June 30, 2008.

2

BUSINESS REVIEW

IC Packaging Services2

●
Net revenues generated from our IC packaging operations were NT$20,033 million during the quarter, up by NT$2,004 million or 11% year-over-year and up by NT$806 million or 4% sequentially.  On a sequential basis, the increase in packaging net revenue was primarily due to an increase in sales volume.

●	Net revenues from advanced substrate and leadframe-based packaging accounted for 84% of total IC packaging net revenues during the quarter, which equaled the previous quarter.

●	Gross margin for our IC packaging operations was 21%, down by 3% year-over-year and unchanged sequentially.

●
Capital expenditures for our IC packaging operations amounted to US$71 million during the quarter, of which US$61 million was used for wirebonding packaging capacity, and US$10 million was used for wafer bumping and flip chip packaging equipment.

●
As of June 30, 2008, there were 8,426 wirebonders in operation. 358 wirebonders were added, of which 119 wirebonders were obtained from the acquisition of ASE Weihai Inc. and 58 wirebonders were disposed of during the quarter.

●	Net revenues from flip chip packages and wafer bumping services accounted for 10% of total packaging net revenues, up by 1 percentage point from the previous quarter.

Testing Services

●	Net revenues generated from our testing operations were NT$5,102 million, up by NT$377 million or 8% year-over-year and up by NT$207 million or 4% sequentially.

●
Final testing contributed 77% to total testing net revenues, and stay unchanged versus previous quarter.  Wafer sort contributed 20% to total testing net revenues, up by 1 percentage points from the previous quarter.  Engineering testing contributed 3% to total testing net revenues, down by 1 percentage point from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,475 million, down from NT$1,574 million in 2Q07 and up from NT$1,455 million in 1Q08.

●	In 2Q08, gross margin for our testing operations was 38%, up by 3 percentage points year-over-year and up by 1 percentage point sequentially.

●	Capital spending on our testing operations amounted to US$56 million during the quarter.

●
As of June 30, 2008, there were 1,622 testers in operations.  130 testers were added, of which 52 testers were obtained from the acquisition of ASE Weihai Inc. and 63 testers were disposed of during the quarter.

Substrate Operations

●
PBGA substrate manufactured by ASE amounted to NT$2,161 million for the quarter, up by NT$114 million or 6% from a year-ago quarter, and up by NT$93 million or 5% from the previous quarter.  Of the total output of NT$2,161 million, NT$475 million was from sales to external customers.

●	Gross margin for substrate operations was 15% during the quarter, down by 6 percentage points from a year ago quarter and unchanged from the previous quarter.

●	In 2Q08, the Company’s internal substrate manufacturing operations supplied 58% (by value) of our total substrate requirements.

2 IC packaging services include module assembly services.

3

●	As of June 30, 2008, the Company’s PBGA capacity was at 52 million units per month.

Customers

●
Our five largest customers together accounted for approximately 28% of our total net revenues in 2Q08, compared to 27% in 2Q07 and in 1Q08.  No single customer accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 46% of our total net revenues during the quarter, compared to 44% in 2Q07 and 1Q08.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 40% of our total net revenues during the quarter, compared to 39% in 2Q07 and 42% in 1Q08.

About ASE,  Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited, the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., CSR plc, Freescale Semiconductor, Inc., MediaTek Inc., NEC Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc., STMicroelectronics N.V. and VIA Technologies, Inc.  With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  We were not involved in the preparation of these projections.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 30, 2008, as amended.

4

Supplemental Financial Information
Consolidated Operations
Amounts in NT$ Millions	2Q/08	1Q/08	2Q/07
Net Revenues	25,610	24,695	23,362
Revenues by End Application
Communication	45%	45%	46%
Computer	24%	25%	22%
Automotive and Consumers	31%	30%	32%
Others	0%	0%	0%
Revenues by Region
North America	50%	50%	48%
Europe	9%	11%	12%
Taiwan	21%	23%	23%
Japan	9%	8%	9%
Other Asia	11%	8%	8%

IC Packaging Services
Amounts in NT$ Millions	2Q/08	1Q/08	2Q/07
Net Revenues	20,033	19,227	18,029
Revenues by Packaging Type
Advanced substrate & leadframe based	84%	84%	85%
Traditional leadframe based	4%	4%	5%
Module assembly	4%	5%	6%
Others	8%	7%	4%
Capacity
CapEx (US$ Millions) *	71	78	49
Number of Wirebonders	8,426	8,126	7,040

Testing Services
Amounts in NT$ Millions	2Q/08	1Q/08	2Q/07
Net Revenues	5,102	4,895	4,724
Revenues by Testing Type
Final test	77%	77%	76%
Wafer sort	20%	19%	20%
Engineering test	3%	4%	4%
Capacity
CapEx (US$ Millions) *	56	44	20
Number of Testers	1,622	1,555	1,385
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Jun. 30 2008	Mar. 31 2008	Jun. 30 2007	Jun. 30 2008	Jun. 30 2007
Net revenues:
IC Packaging	20,033	19,227	18,029	39,260	34,312
Testing	5,102	4,895	4,724	9,997	9,049
Others	475	573	609	1,048	1,094
Total net revenues	25,610	24,695	23,362	50,305	44,455

Cost of revenues	19,098	18,507	16,958	37,605	33,055
Gross profit	6,512	6,188	6,404	12,700	11,400

Operating expenses:
Research and development	980	1,096	720	2,076	1,409
Selling, general and administrative	1,948	1,740	1,795	3,688	3,332
Total operating expenses	2,928	2,836	2,515	5,764	4,741
Operating income	3,584	3,352	3,889	6,936	6,659

Net non-operating (income) expenses:
Interest expenses - net	268	275	306	543	659
Foreign exchange gain	(294)	(301)	(147)	(595)	(165)
Gain on long-term investment	(28)	(104)	(65)	(133)	(141)
Others	76	199	198	276	439
Total non-operating expenses	22	69	292	91	792
Income before tax	3,562	3,283	3,597	6,845	5,867

Income tax expense	779	411	866	1,191	1,185
Income from continuing operations and before minor interest	2,783	2,872	2,731	5,654	4,682
Minority interest	371	535	156	906	446

Net income	2,412	2,337	2,575	4,748	4,236

Per share data:
Earnings (loss) per share
– Basic	NT$0.46	NT$0.44	NT$0.50	NT$0.90	NT$0.82
– Diluted	NT$0.44	NT$0.43	NT$0.48	NT$0.86	NT$0.79

Earnings (loss) per equivalent ADS
– Basic	US$0.075	US$0.070	US$0.075	US$0.146	US$0.125
– Diluted	US$0.072	US$0.067	US$0.073	US$0.138	US$0.120

Number of weighted average shares used in diluted EPS calculation (in thousands)	5,494,052	5,460,822	5,433,905	5,479,984	5,463,437

Exchange rate (NT$ per US$1)	30.36	31.74	33.11	31.05	32.94

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Jun. 30, 2008	As of Mar. 31, 2008

Current assets:
Cash and cash equivalents	23,305	16,589
Financial assets – current	9,343	12,538
Notes and accounts receivable	17,633	16,994
Inventories	5,598	5,439
Others	3,232	4,312
Total current assets	59,111	55,872

Financial assets – non current	4,568	4,818
Properties – net	83,209	81,297
Others	17,432	9,118
Total assets	164,320	151,105

Current liabilities:
Short-term debts – revolving credit	12,456	10,573
Short-term debts – current portion of long-term debts	6,162	6,060
Short-term debts – current portion of bonds payable	1,375	1,375
Notes and accounts payable	8,339	7,762
Others	19,492	9,785
Total current liabilities	47,824	35,555

Long-term debts	40,663	16,602
Long-term bonds payable	4,031	4,184
Other liabilities	2,808	2,949
Total liabilities	95,326	59,290

Minority interest	2,980	14,958

Shareholders’ equity	66,014	76,857
Total liabilities & shareholders’ equity	164,320	151,105

Current Ratio	1.24	1.57
Net Debt to Equity	0.57	0.11